Exhibit 23.1

AUDITORS' CONSENT

We hereby consent to the inclusion in this Annual Report on Form 40-F of our Audit Report to the shareholders of Corriente Resources Inc (the "Company") on the consolidated balance sheets of the Company as at December 31, 2009 and 2008, and the related consolidated statements of changes in shareholders' equity, consolidated statements of earnings (loss) and comprehensive income (loss), and the consolidated statements of cash flows for each of the years in the two year period ended December 31, 2009 and the effectiveness of internal controls over financial reporting of the Company as of December 31, 2009.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

March 23, 2010